

New York Stock Exchange
11 Wall Street
New York, NY  10005

November 10, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE American certifies its approval for listing and registration of the 8.25% Senior Notes due 2028 of Tellurian Inc. under the Exchange Act of 1934.

Sincerely,

Ben Sawyer